SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

CKE Restaurants, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

 (Title of Class of Securities)

12561E105

 (CUSIP Number)

August 3, 2007

 (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for reporting person’s initial filings on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No.12561E105	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON

Jason Ader

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	5	SOLE VOTING POWER

		0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,814,775
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		3,814,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,814,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.04%
12	TYPE OF REPORTING PERSON

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP No.12561E105	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON

Hayground Cove Asset Management LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) N/A
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER

		0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,814,775
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		3,814,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,814,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.04%
12	TYPE OF REPORTING PERSON

HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP No.12561E105	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON

Hayground Cove Fund Management LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 81-0587515
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER

		0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,814,775
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		3,814,775
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,814,775
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.04%
12	TYPE OF REPORTING PERSON

HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G
CUSIP No.12561E105	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON

Hayground Cove Associates L.P.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) EIN: 81-0587520
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	5	SOLE VOTING POWER

		0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		3,272,214
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		3,272,214
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,272,214
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.18%
12	TYPE OF REPORTING PERSON

HC
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

This statement on Schedule 13G (this “Statement”) relates to securities issued by CKE Restaurants, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive office of the Issuer is 6307 Carpinteria Avenue, Suite A, Carpinteria, California 93013.

Item 2(a).	Name of Person Filing:

This Statement is being filed by (i) Jason Ader, an individual; (ii) Hayground Cove Asset Management LLC, a Delaware limited liability company (“HCAM”); (iii) Hayground Cove Fund Management LLC, a Delaware limited liability company (“HCFM”); and (iv) Hayground Cove Associates L.P., a Delaware limited partnership (“HCA” and, together with Mr. Ader, HCAM and HCFM, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office:

The principal business address and principal office address of each of the Reporting Persons is 1370 6th Avenue, New York, New York 10019.

Item 2(c).	Citizenship:

Mr. Ader is a United States citizen.

Item 2(d).	Title of Class of Securities:

This Statement relates to common stock, $0.01 par value per share of the Issuer (the “Common Stock”).

Item 2(e).	CUSIP Number:

The CUSIP number relating to the Common Stock is 12561E105.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Page 7 of 9 Pages

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

As of August 3, 2007, each of Mr. Ader, HCAM and HCFM beneficially owned 3,814,775 shares of Common Stock and HCA beneficially owned 3,272,214 shares of Common Stock.

The Reporting Persons indirectly hold their shares of Common Stock. Mr. Ader is the sole member of HCAM, which in turn is the managing member of HCFM. In addition, HCFM serves as general partner of (i) certain Delaware limited partnership funds and (ii)HCA, an investment manager that provides investment and advisory services to certain offshore entities and individually managed accounts (the limited partnership funds, offshore entities and managed accounts collectively, the “Client Funds”). None of the Client Funds is deemed to be a reporting person.

(b)	Percent of Class:

As of August 3, 2007, each of Mr. Ader, HCAM and HCFM beneficially owned 6.04% of the issued and outstanding shares of Common Stock and HCA beneficially owned 5.18% of the issued and outstanding shares of Common Stock.

(c)	Number of shares as to which the Reporting Person has:

As of August 3, 2007, each of Mr. Ader, HCAM and HCFM had the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 3,814,775
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 3,814,775

As of August 3, 2007, HCA had the power to vote and to dispose of shares of Common Stock as follows:

(i)	Sole power to vote or to direct the vote: -0-
(ii)	Shared power to vote or to direct the vote: 3,272,214
(iii)	Sole power to dispose or to direct the disposition of: -0-
(iv)	Shared power to dispose or to direct the disposition of: 3,272,214

Page 8 of 9 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Except as stated elsewhere in Item 4 of this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock indirectly owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

See the Joint Filing Agreement among the Reporting Persons attached hereto as Exhibit A.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 8, 2007

By:	/s/ Jason Ader
Jason Ader

HAYGROUND COVE ASSET MANAGEMENT LLC

By:	/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE FUND MANAGEMENT LLC

By:	Hayground Cove Asset Management LLC, its Managing Member

By:	/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE ASSOCIATES L.P.

By:	Hayground Cove Fund Management LLC, its General Partner

By:	Hayground Cove Asset Management LLC, its Managing Member

By:	/s/ Jason Ader
Jason Ader
Sole Member

EXHIBIT A

FILING AGREEMENT
BETWEEN JASON ADER,
HAYGROUND COVE ASSET MANAGEMENT LLC AND
HAYGROUND COVE FUND MANAGEMENT LLC

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, $0.01 par value, of CKE Restaurants, Inc., dated as of even date herewith is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: August 8, 2007

By:	/s/ Jason Ader
Jason Ader

HAYGROUND COVE ASSET MANAGEMENT LLC

By:	/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE FUND MANAGEMENT LLC

By:	Hayground Cove Asset Management LLC, its Managing Member

By:	/s/ Jason Ader
Jason Ader
Sole Member

HAYGROUND COVE ASSOCIATES L.P.

By:	Hayground Cove Fund Management LLC, its General Partner

By:	Hayground Cove Asset Management LLC, its Managing Member

By:	/s/ Jason Ader
Jason Ader
Sole Member